Life is complicated.

banking doesn't have to be.


√4ac
meter
3.14 x
pi
F

United Bancorporation of Alabama, Inc.

2006 Annual Report

At United Bank, service isn't what we provide. It's who we are. So customers can trust us to help them finance a home, a business, a college education, and much more. After all, we only succeed as a bank when our customers get the most out of *Life.*



Table of Contents



United Bank
Your Hometown Advantage.

Letter from the *President*



The theme of our 2006 Annual Report is a simple statement "Life is complicated, banking doesn't have to be." This is the perfect phrase to describe United Bank's intention when developing new products and pinpointing new locations. As seen over the past year, providing uncomplicated banking solutions in a fast-paced world has been our production goal for our customers. Life is indeed complicated. Your banking relationship should be the last source of hassle in your life.

In terms of improving our availability to our customers, our branch network increased in 2006. In August of 2006, construction was completed on our brand new Magnolia Springs location. Customers there have enjoyed the added benefit of a 24-hour drive-up ATM, a three-lane drive-thru, and a beautiful lobby complete with a Bean Counter Internet Café. We're proud to offer such a well-equipped facility and we're even more excited about an additional offer new to Magnolia Springs: Personal Storage Compartments. PSCs for short, are a convenient alternative to storing important items away from your home or office. PSCs are unique to the entire banking industry. Customers cannot receive a service like PSCs from any other bank in the country.

Like I mentioned earlier, your banking relationship shouldn't be a source of hassle in your life. Another hassle prevention United Bank now offers is our new E-Statements. The clutter that can mount from bank documents can now be avoided by signing up for an online version of your monthly statement. E-Statements can also be saved to your personal computer to simplify record keeping.



In November of 2006, United Bank's Business Banking Center opened in Loxley, Alabama. This addition in Baldwin County enhances the bank's ability to assist business owners with financial needs by using a variety of lending solutions. Full branch services will be added to the Loxley facility in the future, giving this location on Highway 59 the means to be even more convenient for our customers.

Keeping convenient business banking locations in mind, United Bank's newest location is one that can't be beat – no matter where your business is located. With Deposit Advantage, business owners can make deposits without ever leaving the office. Deposit Advantage uses cutting edge technology to allow businesses to bank on their terms – days, nights, and even weekends. Deposit Advantage brings the bank to your office. That's a banking solution well-suited for the most hectic of days.

United Bank realizes that it's not just better hours or more locations that make banking more convenient. It's the solutions available *at* the locations. Our Mortgage Services division can help customers with lot purchases or construction financing for homes. For those of us with children, United Bank was proud to begin offering student loan financing through BrainScratch Student Loan Services in 2006. And our Financial Services division can help you begin preparing for retirement today. Whatever the need, whatever the situation, United Bank has a convenient solution.

The success achieved by implementing convenience has carried over to United Bancorporation of Alabama's end-of-year numbers. I am proud to report a 15% increase in assets for the holding company from 2005, bringing total assets to $425 million at the end of 2006. A total of $3.14 million in net earnings exceeded all goals for 2006. The hard work by the directors, officers, administration, and staff is reflected in these figures and I would like to thank everyone involved for their effort.

I hope that you will visit any of our southwest Alabama or northwest Florida locations today. You'll find that making banking less complicated is making United Bank more *productive* for our customers, but never too *busy* for you.

Robert R. Jones, III
President & CEO

As the world changes, we in the banking industry must change along with it. Our customers demand nothing less from their financial partner. And while United Bank has been around more than a century, we're proven, nimble players in the fierce arena of banking. How? By staying true to our belief in a hometown approach to banking, while simultaneously providing customers innovative financial products.

We specialize in lifetime relationships.



Our new Magnolia Springs branch opened this past August.

We're in the banking business. More importantly, we're in the people business. So, on his or her very first day, each new United Bank employee learns the importance of customer service in day-to-day operations, as well as recognizing customer needs and suggesting the right products for those needs. Further, in a changing world, we continuously develop new financial products that help our customers in their life and work. From drive-thru tellers to ATMs, from telephone banking to internet banking to electronic bill paying, customer service and convenience is what drives our innovation day after day, year after year.

As we see things however, the click of a mouse or a cash withdrawal from an ATM is no substitute for a welcoming smile from our staff, the sound of an actual person's voice on the phone, or our helpful customer service representatives. Of course, at United Bank we are proud to offer such autom[illegible] services to help customers in their busy lives. [illegible] same time, we also pride ourselves on bein[illegible] Hometown Advantage." So no matter what [illegible]er's needs may be, we're ready to help them with [illegible] and a solution.

Making Differences In Lives For A Century.

With United Bank's "Banking 101" approach to caring for the customer, every transaction begins with convenience – from branch and ATM locations to product variety, helpful staff and so much more. These elements of our success weren't just learned overnight, but through knowledge and experience gained over a century of service. As a result, customer satisfaction remains our time-honored priority, as well as our distinct specialty.

Within the last few years, banks have gained the ability to expand services beyond traditional loan, savings, and deposit products to include a wider universe of products such as investment and insurance offerings. These additions were easily adapted to United Bank's flexible range of service capabilities. In addition to United Bank's previously established AgriFinance Services and Mortgage Services departments, we developed a Financial Services Department to house United Insurances Corporation, Inc. – a subsidiary of United Bank – to assist customers with their life insurance needs. In addition, this new department also provides investment brokerage opportunities for customers. With this total approach to financial services, United Bank customers can rely on us to make their dreams in life come true.


Coming Soon!

We broke ground on our second location in Santa Rosa County located in Jay Flordia.

Our foundation for success?

[illegible]erv[illegible] all. Help customers succeed.

New branches. New services. New growth.



We're proud to call Loxley home with our new business office.

Convenience. Making Lives Easier to Manage.

Location is not just a matter of real estate. It is also a matter of service to our customers. Over the years, positioning ourselves to provide the highest degree of customer convenience has been one of United Bank's greatest assets. Our 14 offices cover a broad geographic area, including Monroe, Escambia, and Baldwin Counties in Alabama and Santa Rosa County in Florida. We provide further customer convenience with 10 on-site ATMs, as well as four satellite ATMs in local businesses and hospitals. What's more, United Bank remains on top of the banking revolution with our Internet Banking services, helping customers monitor balances, transfer funds, and pay bills electronically from anywhere in the world.

Banking Products For Every Stage Of Life.

While being accessible is important for United Bank customers, it is equally vital that we offer products and services that are equally helpful in assisting customers succeed in life. Our ongoing study of customer needs has allowed United Bank to assemble a line of banking, insurance, and investment products to meet every possible customer requirement. Freedom checking, competitive certificates of deposits, and flexible loan products are just a few of the many personal banking products we offer customers.

Our array of business banking products is just as impressive. While an assortment of business checking accounts is the foundation of a quality business banking relationship, United Bank's partnership with the U.S. Small Business Administration can prove invaluable in helping businesses borrow through federal guaranties. In fact, United Bank was recognized as one of the most productive SBA Lending Institutions in the Gulf Coast Region in 2005 - a capability heavily sought by borrowers needing funds for hurricane damage repairs these past few years. In addition, United Bank also offers other valuable products, such as a commercial accounts receivable plan to help businesses streamline cash flow. As a result of our ongoing effort to upgrade product lines, both our personal and business banking customers can rely on United Bank to supply all of their financial needs in a friendly and courteous way.

Help us write a new chapter in the region's growth. United Bank's customer service applications extend into our communities as well. Our motto is "Your Hometown Advantage." In keeping with our brand, we believe strongly in community investment. We do this in a host of ways, from sponsoring local school events to supporting local civic clubs. United Bank also works hard to keep the community informed. Our quarterly newsletter, Dollars and Sense, is a valued bulletin to the community, helping customers understand how new trends and products can affect how they live and work.

Customer service. Convenience. Community involvement. Each in turn have contributed to our long and successful tenure in the banking industry. And as our second century gets underway, at United Bank, we continue to perfect these elements of service, all to ensure a long and happy life together.

RECENT ACCOMPLISHMENTS

We at United Bank continue our strong growth throughout our region. Yet, growth is more than opening new branches. In the past year, we have ensured future growth by adding new services to make us even more competitive, and even more helpful to our existing customers.



Deposit Advantage. With this important new service, business customers can scan deposits at their offices for transmittal to their account. This means fewer trips to the bank and almost immediate cash flow—two important benefits in the life of any busy company.



Personal Storage Compartments. More than ever, customers need a way to safely store important documents and valuables. With our Personal Storage Compartments, customers now have immediate access to secure storage in our own lobbies. Further, because of electronic locks, customers need only remember a four-digit code, rather than keep up with keys.

E-Statements. In an age of e-mail, United Bank is leading the way in innovation with E-Statements. Now, customers can request their statements in electronic form, e-mailed directly to them for easy archiving and retrieval on their own personal computers. And while customers enjoy ease of use, United Bank enjoys lower statement mailing costs, making E-Statement a great idea for everybody.



Directors

Michael Andreoli
Partner, Robertson, Andreoli and Covington

Dale Ash
Controller, Pepsi-Cola Bottling Company of Alabama and South Alabama Vending

L. Walter Crim
Owner, Central Farm Supply

Robert R. Jones, III
President and Chief Executive Officer, United Bank

William J. Justice, PD
President, Greenlawn Pharmacy

David D. Swift
President, Swift Supply Company, Inc.
Vicé President, Swift Lumber Company, Inc.
Partner, Palustrus Products

J.W. Trawick
President, Trawick Building

Officers

William J. Justice
Chairman

David D. Swift
Vice Chairman

Robert R. Jones, III
President and Chief Executive Officer

Allen Jones
CFO/Treasurer

Tina Brooks
Secretary





Directors

Michael Andreoli

Dale M. Ash

David A. Bagwell

L. Walter Crim

Leslie H. Cunningham

Robert R. Jones, III

William J. Justice, PD

Richard K. Maxwell

J. Carl Mixon

Bob W. Sawyer

David D. Swift

J.W. Trawick

Eddie L. Tullis

Officers

Robert R. Jones III, *President*, CEO

Allen Jones, CFO

Alton McRee, *SVP*

Wayne Briske, *SVP, Market President*

Mike Rogers, *SVP, Market President*

P.D. Pollard, *SVP, Market President*

Jonathan Dick, *SVP, Market President*

Russ Banks, *SVP*

Bruce Trammell, *SVP*

Dale Johnson, Controller

Tina Brooks, *Corporate Secretary*

Directors Emeritus

H. Leon Esneul

Claude S. Swift

John E. Conn, Jr.

John B. Swift, Jr.

Willie Saucer

James Witherington

Robert H. Maxwell



United Bancorporation of Alabama, Inc.

Branch Offices



Clarke
Monroe
Conecuh
Escambia
Mobile
Baldwin

● www.unitedbank.com

ESCAMBIA COUNTY

Atmore
200 East Nashville Avenue
Atmore, Alabama 36502
251.446.6100

Southside Station
164 Lindberg Avenue
Atmore, Alabama 36502
251.446.6100

Flomaton
705 Sidney E. Manning Boulevard
Flomaton, Alabama 36440
251.296.3493

MONROE COUNTY

Frisco City
4285 Bowden Street
Frisco City, Alabama 36445
251.267.3161

Monroeville
1588 South Alabama Avenue
Monroeville, Alabama 36460
251.743.3161

BALDWIN COUNTY

Bay Minette
404 Courthouse Square
Bay Minette, Alabama 36507
251.580.2720

615 McMeans Avenue
Bay Minette, Alabama 36507
251.580.2720

Foley
516 S. McKenzie Street
Foley, Alabama 36535
251.943.2020

Lillian
34354 U.S. Highway 98
Lillian, Alabama 36549
251.962.2010

Loxley
2601 South Hickory Street
Loxley, Alabama 36551
251.964.7682

Magnolia Springs
12512 Magnolia Springs Hwy.
Foley, Alabama 36535
251.965.4040

Silverhill
21950 Broad Street
Silverhill, Alabama 36576
251.945.1902

Spanish Fort
Coming soon.

Summerdale
1015 Southwest 1st Street
Summerdale, Alabama 36580
251.989.9070

SANTA ROSA COUNTY

Jay, Florida
3885 Scott's Plaza Drive
Jay, Florida 32565
850.675.6000

Milton, Florida
5941 Berryhill Road
Milton, Florida 32570
850.981.3352



Products & Services

See your nearest United Bank office for a complete listing of products and services.

PERSONAL CHECKING

Freedom Checking - Free Personal Checking Account with no balance requirements and free debit card.

Advantage NOW - Interest Bearing Checking Account with minimum balance requirement.

5-OH! Checking - Personal Checking Account designed for Seniors. All the offers of Freedom Checking with added benefits.

Tiered Money Market Account - A tiered account, with a competitive interest rate, which gives you easy access to your money.

BUSINESS CHECKING

Small Business Checking - A checking account with the Small Business owner in mind. Low monthly fee and special discounts on United Bank's Visa Business Credit Card and SBA Loan opportunities.

Business Check-For-Less - An economical approach to business checking. Online Banking available to allow business owners to manage their account 24 hours a day.

Business Analysis Checking - Designed for businesses with average-to-heavy monthly transaction levels. Analysis method used to determine pricing for this account, making it possible to waive monthly fees.

SAVINGS TOOLS

Certificates of Deposit (CD) - A variety of terms with competitive rates.

Individual Retirement Account (IRA) - Save for your retirement today. Traditional, Roth, and Educational IRAs available.

Laddered CDs - Align the maturity of your CDs to ensure interest income every 6 months. A great way to provide short term access with long term yields.

Savings Account - Minimum balance requirement. Track balances with Online Banking or BankLine 24-hour telephone banking.

Saver CD - Have a savings goal in mind? Saver CDs offer competitive interest rates and allow you to make monthly contributions through an automatic monthly transfer from your United Bank checking account.

CDARS (Certificate of Deposit Account Registry Service) - Through a membership network, United Bank can be your source to receive full FDIC coverage on large deposits (from $10,000 to $30,000,000) all while working with only one bank.

Trade-A-Rate CDs - Open a 9 month or 15 month CD at a great rate. Enjoy the one time opportunity to raise your interest rate should rates rise during your selected term.

FINANCIAL SERVICES

United Bank offers Full Service and Discount Brokerage and Insurance through UVEST Investment Securities, Inc. All Securities provided by UVEST are not FDIC Insured, have no Financial Institution Guarantee, and may lose value.

United Bank Financial Services can assist you with:

Mutual Funds
Tax-Favored Investments
Life Insurance
Portfolio Management
Money Market Accounts
Stocks and Bonds
Annuities
Retirement Planning
Asset Allocation
Financial Planning
And much more!

LOANS

United Bank offers a wide variety of lending options to help with any need and for all stages of life.

Personal Loans
Vehicle Loans
Commercial Loans
Agriculture Loans
Small Business Administration (SBA) Loans
Mortgage Loans
Personal and Business Visa Credit Cards
BrainScratch Student Loan Program

MISCELLANEOUS

- 14 ATM locations throughout Southwest Alabama and Northwest Flordia.
- BankLine - United Bank's 24 hour telephone banking service (800-861-8752).
- CheckEasy - United Bank's Debit Card can be used at any location that accepts MasterCard.
- Dollars & Sense - United Bank's quarterly newsletter that provides industry updates and information on local happenings.
- Online Banking - access your accounts online at www.unitedbank.com, www.ubankal.com or www.ubankfl.com.
- Online Bill Pay - pay your bills electronically through United Bank's Online Banking services.
- Visa Gift Cards - they're not just for Christmas anymore! Give someone special a gift card that can be loaded up to $500 and used anywhere that accepts Visa.



New Products

United Bank prides itself in providing unique products and services. Please visit www.ubankal.com or www.ubankfl.com for more details and availability of the products listed below.

RURALPOLITAN SERVICES

More and more people are looking to escape their hectic lives and are looking towards more rural areas for refuge. Are you looking to find that nice spot in the country to relax on the weekends? Maybe you want to relocate your family to a more rural setting? United Bank can help finance the purchase of any acreage needed for your dream. You can use the land for whatever you have in mind. And when you get there, United Bank can continue to provide the services you need. Student loan financing for your children, a completely new checking account, or even a mortgage – United Bank can help.

5-OH! SENIOR CHECKING

Back by popular demand, United Bank's 5-OH! Checking Account is the no-nonsense checking solution for Seniors. Modeled after Freedom Checking, 5-OH! Checking requires no monthly balance, is free of monthly fees, and features the same internet and telephone banking capabilities of Freedom Checking. As an added value, 5-OH! customers receive free checks.


8



DEPOSIT ADVANTAGE

Business owners with a busy staff are sure to appreciate Deposit Advantage from United Bank. Through the latest technology, United Bank can give businesses the ability to make deposits without ever having to leave the office. Scanning deposits and electronically transmitting them to the bank is economical, reliable, and the ultimate convenience. Enjoy banking on your terms with Deposit Advantage.

GATEWAY CHECKING

Customers with low or no credit can now benefit from owning the cornerstone of personal finance – a checking account. With Gateway Checking from United Bank, people can enjoy a checking account with no fees, a free debit card, and other enhancements not offered by other financial institutions. After six months of appropriate banking practices, Gateway Checking customers are eligible to be upgraded to Freedom Checking.

SMARTMONEY STUDENT SERVICES

United Bank's SmartMoney Student Services program considers all needs for students and parents who are preparing for college. Through BrainScratch, a student loan provider, financial aid for college is easily obtainable with United Bank. The SmartMoney program also helps shed light on other needs: Parents may need a Home Equity Line of Credit, Life Insurance, or sign up for Online Banking to track spending patterns. Students may need a new Freedom Checking Account with a CheckEasy debit card for ATM withdrawals and store purchases. The needs for college are endless. Cover more with the SmartMoney Student Services program.

PERSONAL STORAGE COMPARTMENTS

Personal Storage Compartments (PSCs) are new to United Bank and the American banking industry! Need a secure, convenient location to keep sensitive documents or smaller keepsakes away from home? PSCs are the perfect solution. These durable, fireproof compartments can be accessed without the aid of bank personnel. Enter as often as you like during normal banking hours. A four digit PIN code eliminates the need for keys to lock or unlock your PSC. PSCs are now available in United Bank's Magnolia Springs location and will be featured in Jay (FL) and other future locations.

UNITED BANCORPORATION OF ALABAMA, INC.
200 East Nashville Avenue
Atmore, Alabama

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 2, 2007

NOTICE IS HEREBY GIVEN, that pursuant to call of its Board of Directors, the Annual Meeting of Stockholders (the "Meeting") of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, will be held at the corporate offices of United Bank, 200 East Nashville Avenue, Atmore, Alabama, on Wednesday, May 2, 2007, at 3:00 p.m., local time, for the purpose of considering and voting upon the following matters:

1. Election of two persons as directors, each of whom is nominated to serve until the 2010 Annual Meeting of Stockholders and until his successor is elected and qualified.

2. Approval of the United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan.

3. Transaction of such business as may come properly before the Meeting or any adjournments thereof.

You are cordially invited to attend the Meeting, and we hope you will attend.

WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING.

Stockholders of record on March 30, 2007 are entitled to receive notice of and to vote at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

William J. Justice
Chairman of the Board

Atmore, Alabama
April 6, 2007

UNITED BANCORPORATION OF ALABAMA, INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
to be held on
May 2, 2007

INTRODUCTION

This Proxy Statement is furnished to the stockholders of United Bancorporation of Alabama, Inc. (the "Corporation") in connection with the solicitation of proxies by the Corporation's Board of Directors for use at the Annual Meeting of Stockholders of the Corporation to be held on May 2, 2007, at 3:00 p.m., local time, and at any adjournments thereof (the "Meeting").

The matters to be considered at the Meeting include: (1) the election of two directors, each of whom is nominated to serve until the 2010 Annual Meeting of Stockholders, each to serve until his successor is elected and qualified; (2) the approval of the United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan; and (3) the transaction of such other business as may come properly before the Meeting.

The Corporation's executive offices are located at 200 East Nashville Avenue, Atmore, Alabama 36502. This Proxy Statement is dated April 6, 2007 and, together with a copy of the Corporation's 2006 Annual Report, is being mailed to stockholders of the Corporation on or about April 9, 2007.

VOTING SECURITIES

As of March 30, 2007, the Corporation's only outstanding voting security was its Class A Stock, of which 2,375,471 shares (excluding treasury shares) were issued, outstanding, and entitled to vote. Those shares were held by approximately 775 stockholders of record. Stockholders of record on March 30, 2007 are entitled to receive notice of and to vote at the Meeting.

Notwithstanding that date, the Corporation's stock transfer books will not be closed, and stock may be transferred after the record date, although only stockholders of record as of the record date may vote at the Meeting.

The directors, nominees for election as directors, and executive officers of the Corporation as a group number ten persons and, as of March 30, 2007, beneficially owned 315,804 shares of Class A Stock, 13.29% of the total shares of such stock outstanding. See **"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."**

VOTES REQUIRED

The representation in person or by proxy of at least a majority of the outstanding Class A Stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting power with respect to the proposal and has not received instructions from the beneficial owner.

The election of directors requires an affirmative vote of a plurality of the shares present in person or represented by proxy at the Meeting. The nominees receiving the highest number of affirmative votes of such shares will be elected as directors. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the vote for directors. Approval of Proposal 2, as well as any other matters that may be considered and acted upon by the stockholders at the Meeting, requires the affirmative vote of at least a majority of the shares entitled to vote and represented at the Meeting either in person or by proxy. Abstentions would be treated as votes cast with respect to any such matter and therefore will have the same effect as a vote against such matter. Broker non-votes will not be counted as votes cast with respect to such matters and therefore would have no effect on the outcome of the votes.

PROXIES

If the enclosed Proxy is executed and returned, it may be revoked at any time before it has been exercised; if it is not revoked, the shares represented thereby will be voted by the persons designated in such Proxy in accordance with the instructions therein. **In the absence of instructions, the Proxy will be voted FOR election of each of the director nominees described in this Proxy Statement, FOR Proposal 2, and with discretionary authority on all other matters that may come properly before the Meeting.**

ELECTION OF DIRECTORS

The following table sets forth the name of each nominee and each director of the Corporation continuing in office after the Meeting, a description of his or her position and offices, if any, with the Corporation and its subsidiaries, a brief description of his or her principal occupation during at least the last five years, and certain other information, including his or her age. Each such director and each nominee is a director of the Corporation's wholly-owned subsidiary, United Bank ("United Bank" or the "Bank").

Name and Age	Director Since	Date Term As Director Expires	Principal Occupation During Past Five Years
Michael R. Andreoli (45)	2004	May 2010*	Stockholder and Vice President, Robertson, Andreoli & Covington, P.C., certified public accountants; General Partner, Alcon Properties.
Dale M. Ash (47)	2002	May 2008	Partner, Controller of Pepsi-Cola Bottling Company of Atmore, Inc., South Alabama Vending Company, Inc., and Wetlands Restorations, LLC.
L. Walter Crim (61)	1997	May 2009	Owner, Central Farm Supply.
Robert R. Jones, III (55)	1992	May 2008	President of the Corporation since May, 1993; Chief Executive Office of the Corporation since May, 2006; President and Chief Executive Officer of United Bank since July, 1992.
William J. Justice (67)	1991	May 2009	Chairman of the Board of the Corporation; Vice Chairman of the Board of United Bank; Pharmacist, President and Chief Executive Officer, Greenlawn Pharmacy.
David D. Swift (56)	1995	May 2010*	Vice Chairman of the Board of the Corporation; Chairman of the Board of United Bank; Vice President, Swift Lumber, Inc; President & CEO, Swift Supply, Inc.; Partner, Palustris Products, Ltd.
J. Wayne Trawick (58)	2006	May 2009	President, Trawick Builders, Inc.

* nominee for election for a term expiring at the 2010 Annual Meeting of Stockholders

The Bank is a wholly owned subsidiary of the Corporation. None of the other entities listed under the column "Principal Occupation During Past Five Years" above is affiliated with the Corporation.

Each director of the Corporation continuing in office after the Meeting attended at least 75% of the meetings of the Corporation's Board of Directors and its committees held during 2006 while he or she served as a director. The Corporation's Board of Directors held eleven meetings in 2006.

The Corporation does not have a standing nominating committee, and all director nominations are considered by the Board of Directors as a whole, with each director participating in consideration of director nominees. The Board of Directors has not adopted a nominating committee charter. Certain members of the Board are not "independent directors" as defined by NASD rules as described under "**AUDIT COMMITTEE REPORT**" below; as an employee of the Corporation's subsidiary, United Bank, Mr. R. Jones is also not an "independent director." The other members of the Board of Directors are "independent directors" as so defined.

The goal of the Board of Directors has been, and continues to be, to identify nominees for service on the Board of Directors who will bring a variety of perspectives and skills from their respective professional and business experiences, particularly in the communities served by the Bank. Experience as a director of the Bank is generally considered a strong positive factor in evaluating nominees. Depending upon the needs of the Board of Directors and the Corporation from time to time, certain of the factors described below may be weighed more or less heavily in evaluating potential nominees. There are no specific, minimum qualifications, qualities or skills that must be met by potential nominees.

The Board of Directors identifies nominees by first considering on an informal basis the current members of the Board of Directors. Current members of the Board of Directors are considered for re-nomination, with strong consideration generally given to the value of continuity of service by existing members of the Board of Directors. If a vacancy on the Board of Directors occurs due to a director's decision not to stand for re-election or for any other reason, the Board of Directors will then determine if there is a need to fill the vacancy or reduce the number of directors serving on the Board of Directors, in accordance with the Corporation's Bylaws and Certificate of Incorporation. If the Board of Directors determines a need to fill a vacancy, current members of the Board of Directors are polled for suggestions as to individuals meeting desired criteria, and research may also be performed to identify qualified individuals. To date, the Board of Directors has not formally engaged third parties to assist in identifying or evaluating potential nominees, although the Board of Directors may do so in the future.

Historically, the Corporation has not had a formal policy concerning stockholder recommendations for nominees, and the Board of Directors does not feel that such a formal policy is warranted at this time based on what it believes to be satisfactory experience to date in identifying director nominees without such a policy. However, a reasonable stockholder recommendation will be considered, in light of the particular needs of the Corporation and using the procedures set forth above if the Board is seeking to fill a vacancy. Except in extraordinary circumstances, the Board of Directors does not anticipate increasing the number of directors to allow nomination by the Board of Directors of a stockholder-recommended nominee. Any such recommendation should be communicated to the Board of Directors as described below. Although it does not presently anticipate doing so, the Board of Directors may reconsider adoption of a formal policy for stockholder recommendations for director nominees at such time as it believes that the Corporation's circumstances warrant such consideration.

The Corporation has not instituted to date a formal process by which stockholders may communicate directly with directors. However, informal processes exist by which communications sent to the Board of Directors or in care of an officer or other representative of the Corporation are forwarded to the President and Chief Executive Officer, who is also a director. The Board of Directors believes this process has adequately served the needs of the Board of Directors and the Corporation's stockholders. Until some other procedure is disclosed to the Corporation's stockholders, stockholders may direct communications intended for the Board of Directors to the Stockholder Relations Department, at the address set forth under "**ANNUAL REPORT ON FORM 10-K**" below. The envelope containing such communication must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication" or similar statement that clearly indicates the communication is intended for the Board of Directors. All such communications must clearly indicate that the author is a stockholder of the Corporation and state whether the intended recipients are all members of the Board of Directors or certain specified directors. Copies of such communications and will be circulated to the President and the appropriate director or directors.

The Corporation's Board of Directors has established an Audit Committee. See **"AUDIT COMMITTEE REPORT"** below. In addition, the Board of Directors of United Bank has established audit and compensation committees.

It is intended that, unless "Withhold Authority" is noted, proxies in the accompanying form will be voted at the Meeting for the election to the Board of Directors of Michael R. Andreoli and David D. Swift to serve until the 2010 Annual Meeting of Stockholders and until their respective successors are elected and qualified. Both of the nominees are currently members of the Board of Directors. If any nominee is not a candidate when the election occurs (which is not anticipated to be the case), it is intended that the proxies may be voted, unless authorization is withheld, for any substitute nominee or nominees recommended by the Board of Directors. The Board of Directors has no reason to believe that any nominee will be unable to serve as a director if elected.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" ELECTION OF THE NOMINEES LISTED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 30, 2007, there were no persons who owned of record or, to the knowledge of the Corporation, may be deemed to own beneficially, more than 5% of the outstanding shares of the Corporation's Class A Stock.

The table below sets forth, as of March 30, 2007, the number of shares of Class A Stock beneficially owned by each director and nominee and by all executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Class A Stock
Michael R. Andreoli	8,715[(1)]	*
Dale M. Ash	15,226[(2)]	*
L. Walter Crim	15,673[(3)]	*
H. Leon Esneul[(4)]	102,456[(5)]	4.31%
Robert R. Jones, III	97,174[(6)]	4.09%
William J. Justice	33,145[(7)]	1.40%
David D. Swift	37,702[(8)]	1.59%
J. Wayne Trawick	4,713[(9)]	*
All executive officers, directors and nominees as a group (10 persons)	315,804[(1)(2)(3)(5)(6)(7)(8)(9)(10)]	13.29%

* less than 1%

(1) Includes 3,499 shares owned jointly with his wife; 158 shares owned jointly with his children; 2,258 shares owned in his Individual Retirement Account; and 2,800 shares which may be acquired within 60 days upon exercise of options.

(2) Includes 2,352 shares owned jointly with her children; and 2,000 shares which may be acquired within 60 days upon exercise of options.

(3) Includes 4,984 shares owned jointly with his children.

(4) Mr. Esneul retired from the Board of Directors at the 2006 annual meeting.

(5) Includes 98,456 shares owned by The Doris Company Limited Partnership.

(6) Includes 9,022 shares owned jointly with his wife; 299 shares owned jointly with his son; 3,551 shares owned by United Bank in his Individual Retirement Account; 2,403 shares owned by United Bank in an Individual Retirement Account for his wife; 299

shares owned jointly by his wife and his daughter; and 40,800 shares which may be acquired within 60 days upon exercise of options.

(7) Includes 15,545 shares owned jointly with his wife; 5,987 shares owned by his wife, as to which shares Mr. Justice disclaims beneficial ownership; 889 shares owned by Mr. Justice for his granddaughters, as to which shares Mr. Justice disclaims beneficial ownership.

(8) Includes 7,494 shares owned by his wife; 476 shares held by his wife as trustee, as to all of which shares Mr. Swift disclaims beneficial ownership.

(9) Includes 989 shares owned by his wife, as to which Mr. Trawick disclaims beneficial ownership; and 1,600 shares which may be acquired within 60 days upon exercise of options.

(10) Includes 1,000 shares owned by Mr. Allen O. Jones, Jr., Chief Financial Officer and Treasurer of the Corporation.

EXECUTIVE OFFICERS

The following table lists the executive officers of the Corporation and the respective positions held by them in the Corporation. Each is a director of the Corporation, except for Allen O. Jones, Jr., and information regarding their other business experience during the past five years and certain other information is set forth under the caption "ELECTION OF DIRECTORS" above. Mr. A. Jones, age 57, has been Chief Financial Officer and Treasurer of the Corporation since August 2006. From 2005 to August 2006, Mr. A. Jones served as Head of Strategic Planning for Greer's Supermarkets; a south-Alabama based supermarket chain. Prior to his employment by Greer's Supermarkets, Mr. A. Jones was employed as an independent consultant. From 2000 to 2004, Mr. A. Jones was employed by Delmas Capital, LLC of Pascagoula, Mississippi as Chief Financial Officer, Treasurer and Senior Operating Officer.

Name	Position
Robert R. Jones, III	President and Chief Executive Officer
William J. Justice	Chairman of the Board
David D. Swift	Vice Chairman of the Board
Allen O. Jones, Jr.	Chief Financial Officer and Treasurer
Tina N. Brooks	Secretary

The executive officers of the Corporation are elected annually at the organizational meeting of the Board of Directors, which follows the annual meeting of stockholders, to serve until the organizational meeting in the subsequent year. Except as described under *Agreements with Mr. R. Jones* below, there are no known arrangements or understandings between any executive officers and any other person pursuant to which any of the above-named persons was selected as an officer.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Board of Directors of the Corporation has not appointed a separate committee for determination of executive compensation generally. Each non-director executive officer of the Corporation is also an officer of the Bank, and receives compensation for services to the Bank. Executive compensation decisions made by the Bank are reviewed by the entire Board of Directors of the Corporation, with the exception of determinations made with respect to the President and Chief Executive Officer, in which he does not participate.

The Board of Directors of the Bank makes compensation determinations with respect to the employees of the Bank, including those who are executive officers of the Corporation, based on the recommendations of the Compensation Committee of the Bank's Board of Directors (the "Compensation Committee"). For executives other than the President and Chief Executive Officer, the Compensation Committee acts on compensation recommendations made by the President and Chief Executive Officer, with the objective of providing compensation competitive with that provided by comparable financial institutions.

Compensation Philosophy and Objectives

The Board of Directors of the Corporation believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation and the Bank, and which aligns executives' interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Board of Directors evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to the executive officers remains competitive relative to the compensation paid to similarly situated executives of the Corporation's peer companies. To that end, the Board of Directors believes executive compensation packages provided by the Corporation to its executive officers should include cash, and in certain circumstances stock-based compensation, that rewards performance as measured against established goals.

In order to recruit and retain the most qualified and competent individuals as executive officers, the Corporation strives to maintain a compensation program that is competitive in the labor market. The purpose of the Corporation's compensation program is to reward exceptional organizational and individual performance.

The following compensation objectives are considered in setting the compensation programs for the Corporation:

- drive and reward performance which supports the Corporation's core values;

- provide a percentage of total compensation that is "at-risk", or variable, based on predetermined performance criteria;

- encourage stock holdings to align the interests of executive officers with those of stockholders;

- design competitive total compensation and rewards programs to enhance the Corporation's ability to attract and retain knowledgeable and experienced executive officers; and

- set compensation and incentive levels that reflect competitive market practices.

Compensation Components

At present, compensation for executive officers other than the President and Chief Executive Officer consists of annual base salary and annual cash bonuses determined by the Compensation Committee, primarily on the recommendation of the President and Chief Executive Officer. Base salary is determined at hiring and is reviewed annually for increases based upon performance evaluations made by the President and Chief Executive Officer. Annual cash bonuses are generally awarded as a percentage of base salary. The bonus is based on the individual's compensation, salary grade and individual performance and the performance of the Bank.

The compensation of the President and Chief Executive Officer, Mr. R. Jones, is determined by the Compensation Committee in accordance with the provisions of Mr. R. Jones' employment agreement. See *Agreements with Mr. R. Jones* below. Mr. R. Jones' compensation consists of a specified annual salary, performance-based annual cash incentive compensation, long-term incentives in the form of stock options, and other benefits. The Compensation Committee based its determination of Mr. R. Jones'compensation package as reflected in the employment agreement on the advice and recommendation of a compensation consultant specializing in the banking industry, with the intent of providing a compensation package designed to retain Mr. R. Jones' services and motivate him to perform to the best of his abilities. Mr. R. Jones' 2006 base salary reflects the Board's determination of the salary level necessary to meet this objective. As described below, long-term incentives in the form of incentive stock options were granted to Mr. R. Jones in accordance with the employment agreement as supplemented in 1999.

In addition, the Corporation maintains broad-based benefits and perquisites that are provided to all employees including health insurance, life and disability insurance, dental insurance and a 401(k) plan, including matching contributions.

Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Corporation's compensation objectives noted above, executive officer compensation philosophy includes the following principles:

(i) Compensation should be related to performance

The Board of Directors believes that a significant portion of an executive officer's compensation should be tied not only to individual performance, but also company performance measured against both financial and non-financial goals and objectives. The Board of Directors also places emphasis on relative performance within its peer group as a means to ensure that the Corporation consistently delivers stockholder value. During periods when performance meets or exceeds the established objectives, executive officers should be paid at or more than expected levels, respectively. When the Corporation's performance does not meet key objectives, incentive award payments, if any, should be less than such levels.

(ii) Incentive compensation should represent a portion of an executive officer's total compensation

The Board of Directors is committed to providing competitive compensation that reflects the performance of the Corporation and of the individual officer or employee. As a result, the Corporation is beginning the implementation of an incentive compensation plan, the purpose of which is to provide appropriate levels of financial reward for the achievement of financial measures of profitability and the creation of stockholder value. It is contemplated that the percentage of incentive compensation to total compensation will increase over time. See **"2007 Compensation Initiatives"** below.

(iii) Compensation levels should be competitive

The Board of Directors reviews the available data to ensure that the compensation program is competitive with that provided by other comparable companies. The Board of Directors believes that a competitive compensation program enhances the Corporation's ability to attract and retain executive officers.

(iv) Incentive compensation should balance short-term and long-term performance

The Board of Directors seeks to achieve a balance between encouraging strong short-term annual results and ensuring the Corporation's long-term viability and success. To reinforce the importance of balancing these perspectives, executive officers will be provided both short- and long-term incentives. The Corporation provides executive officers and many employees with the means to become stockholders of the Corporation or to share accretion in value with stockholders. These opportunities include stock option grants, the employee stock purchase plan and, if the 2007 Plan is approved by stockholders, restricted stock, stock appreciation rights and performance units. See **"2007 Equity Incentive Plan"** below.

1998 Stock Option Plan

Certain grants of stock options to executive officers, directors and employees have been made under the Corporation's 1998 Stock Option Plan (the "1998 Plan"). Generally, at the beginning of each year, the Board of Directors makes determinations of whether to grant stock options to executive officers and employees. Non-employee directors are generally granted stock options upon their election to the Board of Directors. The Corporation believes that grants of stock options serve as effective long-term incentives for executive officers that encourage them to remain with the Corporation and continue to excel in their performance.

If the stockholders of the Corporation approve the 2007 Plan at the annual meeting, it is the intent of the Board that no further grants will be made under the 1998 Plan.

1999 Employee Stock Purchase Plan

The purpose of the Corporation's 1999 Employee Stock Purchase Plan is to encourage and enable eligible employees to purchase Corporation stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of the stockholders. Executive officers may participate in this plan on the same basis as all other eligible employees.

Eligible employees may purchase such number of whole shares as may be purchased at the price specified by the Board of Directors for such offering for the lesser of (a) $2,000 or (b) an amount equal to five percent (5%) of the annual basic or regular compensation of such employee in effect at the commencement of the offer period for such offering, excluding overtime, bonuses, incentive compensation and contributions made to any employee benefit plan maintained by the Corporation or any of it affiliates.

Termination-Based Compensation

Severance. With the exception of the President and Chief Executive Officer, Mr. R. Jones, upon termination of employment, none of the Corporation's employees are entitled to receive severance payments. For termination based payments applicable to Mr. R. Jones, please see *"Agreements with Mr. R. Jones."*

Acceleration of vesting of equity-based awards. Certain provisions exist under the Corporation's 1998 Stock Option Plan to allow for the acceleration of vesting equity awards in the event of a corporate transaction. Under the 1998 Stock Option Plan, a "corporate transaction" means a liquidation or dissolution of the Corporation, a merger or consolidation of the Corporation with or into another corporation or entity, a sale of all or substantially all of the assets of the Corporation, a purchase of more than 50 percent of the outstanding capital stock of the Corporation in a single transaction or a series of related transactions by one "person" (as that term is used in Section 13(d) of the Exchange Act) or more than one person acting in concert, or any other "Change of Control" of the Corporation; a "Change of Control" being deemed to have occurred if any person becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing 30 percent or more of the combined voting power of the Corporation's then outstanding securities or if a majority of the Board of Directors is comprised of persons other than present directors of the Corporation or persons directly or indirectly nominated by such present directors.

Measurements Used in Determining Compensation

For 2006 compensation determinations for all executive officers other than the President and Chief Executive Officer, the Compensation Committee and Board of Directors, working with the President and Chief Executive Officer, relied on performance measurements generally established by the Corporation and the Bank for defining executive officer incentive compensation. These measurements (the "Performance Measurements") included, among others, earnings, loan growth, efficiency and asset quality.

Each of the Performance Measurements was weighed at varying levels. The application of the Performance Measurements varied depending on the different markets in which the Corporation's banking subsidiary operates and the business cycles affecting each market.

As discussed in "*Agreements with Mr. R. Jones*" the Corporation has entered into certain compensation agreements with Mr. R. Jones. Mr. R. Jones' compensation is governed largely by these agreements with the Corporation. Under that Agreement, Mr. R. Jones earned a salary of $220,000.04 and a bonus of $106,401.58 for 2006.

2007 Compensation Initiatives

During 2006, the Bank engaged Clark Consulting ("Clark") to assist in the design of new short-term incentive and long-term equity plans. Although the Bank has an existing bonus plan and the Corporation has an existing stock option plan, the Bank requested that Clark propose new plans that are more structured, market competitive and performance driven in order for the Bank and the Corporation to continue to attract top talent while at the same time retaining their current executives and other key employees. Prior to formulating a recommendation, Clark reviewed the Bank's current bonus practices, interviewed selected officers of the Bank, and performed market research.

Clark recommended a cash incentive plan that provided an incentive award range to allow for variable payouts when performance met certain thresholds (minimum performance) or exceeded expectations (maximum performance) as compared to targeted goals. These targeted goals incorporated both overall Bank components as well as individual/department components. Clark also recommended expanding the Corporation's current stock option plan to incorporate more types of equity instruments that would better mirror market competition. The additional award types included restricted stock, stock appreciation rights (settled in cash or stock), performance units and phantom stock. In addition, Clark provided sample scenarios that assessed the accounting impact to the Bank and the benefits to the employee for each of the additional types of equity recommended.

It is anticipated that the Bank will begin implementation of the incentive plan in 2007 and, subject to stockholder approval, make awards under the 2007 Equity Incentive Plan beginning in 2007.

2007 Equity Incentive Plan

As this Proxy Statement indicates, the Corporation is asking stockholders to approve a new plan, the 2007 Equity Incentive Plan (the "2007 Plan"). On March 20, 2007, the Board of Directors adopted the 2007 Plan, subject to stockholder approval. The 2007 Plan provides for the grant of future equity and cash based awards to officers, directors and employees of the Corporation. While the Corporation's existing equity-based compensation plan, the 1998 Stock Option Plan, only authorizes the grant of stock options, if the 2007 Plan is approved by stockholders, awards may consist of stock options, stock appreciation rights, restricted stock awards, performance units, or any combination thereof.

One purpose of the 2007 Plan is to further the growth in earnings and market appreciation of the Corporation by providing long-term incentives to officers, directors and employees of the Corporation. The Corporation intends that the long-term incentives provided by the 2007 Plan will help the Corporation recruit, retain and motivate its officers, directors and employees.

As of the date hereof, no awards have been made under the 2007 Plan although the Board of Directors may make awards prior to stockholder approval of the 2007 Plan. Any such awards would be contingent upon stockholder approval being obtained. The approval of the 2007 Plan is the subject of Proposal 2 in this Proxy Statement.

COMPENSATION COMMITTEE REPORT*

The Board of Directors of the Corporation has reviewed and discussed with management the foregoing "Compensation Discussion and Analysis," and based on such review and discussion, the Board of Directors recommends that the "Compensation Discussion and Analysis" be included in this Proxy Statement for filing with the Securities and Exchange Commission.

* The Board of Directors has not appointed a separate compensation committee and this report is submitted by the entire Board of Directors.

By the Board of Directors,

Michael R. Andreoli
Dale M. Ash
L. Walter Crim
Robert R. Jones, III
William J. Justice
David D. Swift
J. Wayne Trawick

DIRECTOR COMPENSATION

No fees are paid to directors of the Corporation for their services as such. Since all of the Corporation's directors also serve as directors of United Bank, they are primarily compensated for their services to United Bank. See "**EXECUTIVE COMPENSATION**" below for information regarding compensation paid to executive officers of the Corporation.

During 2006, all current directors of the Corporation and nominees for election as directors also served as directors of United Bank. Each director of United Bank received a standard annual fee for such service of $3,500 ($4,700 for United Bank Board Chairman David D. Swift); $100 for each Board Meeting of United Bank attended; and $50 for each additional committee meeting attended, with a maximum of $50 per day for additional meetings. In 2006, United Bank's Board of Directors held a total of 15 meetings.

In connection with the Corporation's adoption of the Stock Option Plan in 1998, each director of the Corporation was granted nonstatutory stock options to purchase 4,000 shares of Class A Stock at an exercise price of $8 per share (the number of shares and exercise price having been adjusted in accordance with the Stock Option Plan to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004), with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 1999 through 2001, respectively.

In connection with her election to the Board of the Corporation in December 2002, Mrs. Ash was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.75 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 2003 through 2006, respectively.

In connection with his election to the Board of the Bank in May 2002, Mr. Andreoli was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.65 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2003 through 2006, respectively. In connection with his subsequent election to the Board of the Corporation in May 2004, Mr. Andreoli was granted nonstatutory stock options to purchase an additional 2,000 shares of Class A Stock at an exercise price of $16.00 per share, with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2006 through 2008, respectively.

In connection with his election to the Board of the Bank in 2001, Mr. Trawick was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $8.00 per share (taking into account the May 1999 and June 2004 stock splits), with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 1999 through 2001, respectively. In connection with his subsequent election to the Board of the Corporation in May 2006, Mr. Trawick was granted nonstatutory stock options to purchase an additional 2,000 shares of Class A Stock at an exercise price of

$16.00 per share, with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in June of 2007 through 2010, respectively.

Director Compensation

The following table shows all non-employee director compensation paid for 2006:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)[1]	Total ($)
Michael R. Andreoli	7,567	32,000[2]	750	40,317
Dale M. Ash	7,267	0[3]	750	8,017
L. Walter Crim	7,386	0[4]	750	8,136
H. Leon Esneul [5]	1,950	0[6]	750	2,700
William J. Justice	7,567	0[7]	750	8,317
David D. Swift	7,967	0[8]	750	8,717
J. Wayne Trawick	6,767	32,000[9]	750	39,517

(1) $750.00 paid on long-term disability insurance policy for each Director.

(2) At December 31, 2006, Mr. Andreoli held options to purchase 2,800 shares of common stock.

(3) At December 31, 2006, Mrs. Ash held options to purchase 2,000 shares of common stock.

(4) At December 31, 2006, Mr. Crim held no options to purchase shares of common stock.

(5) Mr. Esneul retired from the Board of Directors at the 2006 annual meeting.

(6) At December 31, 2006, Mr. Esneul held no options to purchase shares of common stock.

(7) At December 31, 2006, Mr. Justice held no options to purchase shares of common stock.

(8) At December 31, 2006, Mr. Swift held no options to purchase shares of common stock.

(9) At December 31, 2006, Mr. Trawick held options to purchase 3,200 shares of common stock.

EXECUTIVE COMPENSATION

Officers of the Corporation, and directors who also serve as directors or officers of United Bank, are remunerated by United Bank. The following Summary Compensation Table sets forth certain information concerning compensation paid to the Corporation's (1) President and Chief Executive Officer, (2) Chief Financial Officer and Treasurer since his employment by the Corporation in August 2006 and (3) the other executive officer who received total compensation exceeding $100,000, during the year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	All Other Compensation ($)	Total $
Robert R. Jones, III President and Chief Executive Officer of the Corporation President and Chief Executive Officer of the Bank	2006	220,000	106,402[1]	125,329[2]	451,731
Allen O. Jones, Jr. Chief Financial Officer and Treasurer of the Corporation Chief Financial Officer of the Bank	2006	57,308	1,485		58,793
Jamie M. Lipham[3] Vice President of the Corporation Executive Vice President of the Bank	2006	105,017	25,947	2,930[4]	133,895

(1) Includes amounts paid under the Agreement described in *"Agreements with Mr. R. Jones"* and amounts paid under the Bank's bonus program.

(2) Includes $27,082 paid on a life insurance contract owned by Mr. R. Jones and related tax benefits pursuant to the 2001 Agreement described below; $608 premium reimbursed by United Bank on a long-term disability insurance policy for Mr. R. Jones; $11,190 contributed by United Bank for the account of Mr. R. Jones pursuant to United Bank's 401(k) Employee Incentive Savings Plan (the "401(k) Plan"); $6,867 in fees for attendance at meetings of United Bank's Board of Directors; $77,382 accrued in 2006 to provide for certain post-employment benefits pursuant to the 2001 Agreement described below; and $2,200 in profit-sharing payments made in 2006 for services in 2005.

(3) Mr. Lipham resigned as an officer of the Corporation and the Bank effective September 28, 2006.

(4) Contributed by United Bank for the account of Mr. Lipham pursuant to the 401(k) Plan.

Agreements with Mr. R. Jones. The Bank and Mr. R. Jones entered into an Executive Compensation Agreement as of May 28, 1993 (the "1993 Agreement") which provided for certain deferred compensation benefits. The 1993 Agreement was replaced in 2001 by the Supplemental Compensation and Amendment Agreement (the "2001 Agreement") discussed below, with amounts payable thereunder for 2006 being described under "All Other Compensation" in the Summary Compensation Table above.

Following discussions in the latter part of 1997, the Bank entered into an Employee Agreement with Mr. R. Jones dated as of January 1, 1998 (the "Agreement"). Pursuant to the Agreement, Mr. R. Jones has agreed to provide full-time professional services to the Bank in the capacity of President and Chief Executive Officer of the Bank, to the exclusion of other businesses or activities. The Agreement was for an initial term from January 1, 1998 through December 31, 2001, and unless terminated will automatically renew on January 1 of each year for a three-year term. The Agreement provides for a specified annual salary, together with performance-based cash incentive compensation ("Bonus") determined by the Board of the Bank at the time of its annual review of Mr. R. Jones' performance. The Bonus under the Agreement is calculated as a percentage of Mr. R. Jones' salary, ranging from zero to 45%, based on attainment of certain net income levels by the Bank. Salary and Bonus paid to Mr. R. Jones for 2006 are reflected in the Summary Compensation Table above. The Agreement specifies that Bonus awards are intended to eventually be governed by an Executive Incentive Compensation Plan applicable to certain officers of the Bank generally, as well as to the President and Chief Executive Officer of the Bank. The Agreement also provides for Mr. R. Jones to receive long-term incentives at the discretion of the Board; benefits provided to employees of the Bank generally; reimbursement of reasonable and customary business expenses incurred by him in connection with the performance of his duties; payment or reimbursement of certain fees for professional and other organizations in the Bank's market area; an automobile allowance; and vacation time. As amended by the 2001 Agreement, the Agreement also provides for supplemental compensation to be paid by the Bank to Mr. R. Jones upon retirement and in certain other circumstances as set forth in the 2001 Agreement.

The Agreement also provides generally that, in the event of Mr. R. Jones' death, the Bank will pay to his estate one quarter of his then-current annual salary plus a prorata portion of the Bonus otherwise payable to him, provided that in the event the Bank purchases life insurance with benefits payable to Mr. R. Jones' beneficiary or estate equal to or in excess of the amounts payable in the event of death, no additional payments will be required; that, in the event of his disability, the Bank will pay his salary and a prorata portion of Bonus until the earlier of twelve months after the date of disability or such time as disability benefits commence under a Bank-provided disability insurance policy; and that the Bank will pay Mr. R. Jones an amount equal to monthly salary, benefits and prorata Bonus for twelve months after termination of his employment if such termination is not for cause or a result of material change in Mr. R. Jones' duties and responsibilities.

Applying the assumption that each of the foregoing triggering events under the Agreement occurred on December 31, 2006, in the event of Mr. R. Jones' death, the payment due to Mr. R. Jones' beneficiary or estate would be equal to approximately $161,402, payable in a lump sum within 90 days after the date of death or in 12 equal monthly installments with interest at the Bank's prime rate; in the event of Mr. R. Jones' disability, the payment due to Mr. R. Jones would be equal to approximately $326,402 (assuming no disability benefits commence), payable in accordance with the Bank's customary compensation payment practices over a 12 month period; and in the event of Mr. R. Jones' termination not for cause, the payment due to him would be equal to approximately $352,861, payable in accordance with the Bank's customary compensation payment practices over a 12 month period.

Under the Agreement, Mr. R. Jones has agreed that, during the term of his employment and for two years thereafter, he will not engage in any business similar of that of the Bank or any of its affiliates or solicit any employee of the Bank or any of its affiliates to leave their employment with the Bank.

In a Supplemental Agreement with Mr. R. Jones dated as of March 9, 1999 (the "Supplemental Agreement"), the Corporation and the Bank agreed that, subject to his continued employment by the Bank at such times, in each year beginning in 1999 and ending in 2002, the Corporation would grant an incentive stock option ("ISO") covering 8,160 shares of stock (the number of shares having been adjusted to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004) to Mr. R. Jones, exercisable at the then-current fair market value of Class A Stock, with each such ISO being exercisable in five equal installments, the first of which vested on the date of the grant. The last grant of options pursuant to the Supplemental Agreement was made in 2002.

The 2001 Agreement, which became effective as of January 1, 2001, provides for annual payments on a life insurance contract ("Insurance Payments") in lieu of comparable payments previously required under the 1993 Agreement. In addition to the benefits under the Agreement and in lieu of post-employment payments previously specified in the 1993 Agreement, the 2001 Agreement provides for a normal retirement benefit of $102,000 per year to be paid to Mr. R. Jones for 20 years if he remains employed by the Bank until normal retirement age; lump sum payment to his beneficiary in the event of his earlier death; and proration of the annual payment amount if his employment by the Bank is terminated before normal retirement age for reasons other than his death, total and permanent disability, cause, or his voluntary termination without required notice, with the prorated annual payment amount increasing by 5% annual increments from 50% of the normal retirement benefit in 2001 to 100% in 2011 and thereafter. The 2001 Agreement also provides that if Mr. R. Jones' employment by the Bank is terminated within 36 months after a change of control of the Corporation, as defined in the Agreement, he will receive a lump sum payment equal to (a) the discounted present value of the normal retirement benefit, plus (b) the discounted present value of the Insurance Payments for the lesser of ten years or the number of years until he would reach the age of 65.

Under the 2001 Agreement, assuming Mr. Mr. R. Jones had reached normal retirement age at December 31, 2006, he would be entitled to a normal retirement benefit of $102,000 per year for 20 years, with each annual payment made in 12 equal monthly installments, being a total benefit, without applying any discount for present value, of $2,040,000. Assuming Mr. Jones' early retirement at December 31, 2006, he would be entitled to an early retirement benefit of $76,500 per year, being the amount vested at December 31, 2006, for 20 years, with each annual payment paid in 12 equal monthly installments, being a total benefit of $1,530,000. Assuming termination of employment at December 31, 2001 due to Mr. R. Jones' disability, he would be entitled to the full benefit payable at normal retirement age.

Under the 2001 Agreement, assuming Mr. R. Jones' death at December 31, 2006, his beneficiary or estate would be paid the normal retirement benefit, being $102,000 per year for 20 years, payable in a lump sum of $2,040,000 within 60 days after death. In the event of Mr. R. Jones' death during the retirement benefit period, his beneficiary or estate would be paid the normal retirement benefit, less amounts previously paid. In the event of Mr. R. Jones' death after termination of employment, but before commencement of any benefit payments, his beneficiary or estate would be paid the normal retirement benefit.

Under the 2001 Agreement, had there been a change of control at December 31, 2006, Mr. R. Jones would have been entitled to (a) $1,271,145, being the present value of $102,000 annually, for 20 years, at a 5% discount rate, plus (b) $209,123, being the present value of the Insurance Payments of $27,052 annually, for 10 years, at a 5% discount rate.

No payments would be due to Mr. R. Jones under the Agreement or the 2001 Agreement if he is terminated for "cause" other than unpaid salary for the period prior to the date of termination. "Cause" is defined as any circumstances demonstrating to the Board that Mr. R. Jones has undertaken deliberate actions with the intent to cause, or with reckless disregard for the possibility of causing, substantial injury to the Bank.

Grant of Plan-Based Awards

None of the Corporation's executive officers named in the Summary Compensation Table were granted equity-based awards during the fiscal year ended December 31, 2006.

Outstanding Equity Awards at December 31, 2006

The following table shows stock options outstanding on December 31, 2006 held by Mr. R. Jones, the only executive officer with options outstanding as of such date.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert R. Jones, III	8,160	-0-	11.25	12/22/2008
	8,160	-0-	12.87	12/22/2009
	8,160	-0-	15.65	12/22/2010
	8,160	-0-	16.25	12/22/2011
	8,160	-0-	16.25	12/22/2012

Option Exercises

The following table shows option exercises by Mr. Lipham, the only executive officer who exercised options during the fiscal year ended December 31, 2006.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Jamie M. Lipham[(1)]	8,000	$22,000[(2)]

(1) Mr. Lipham resigned as an officer of the Corporation and the Bank effective September 28, 2006.

(2) The calculation of the aggregate dollar value realized on exercise is based on a market price of $18.50 based on the last sale reported to the Corporation prior to exercise of the options and an exercise price of $15.75.

Pension Benefits

The Corporation does not have any qualified or non-qualified defined benefit plans.

2006 Nonqualified Deferred Compensation

The following table shows certain information relating to the 2001 Agreement described in *"Agreements with Mr. R. Jones"* above.

Name	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Robert R. Jones, III	77,382[(1)]	21,475[(2)]	435,301[(3)]

(1)(2) The amounts reported consist entirely of 2006 earnings under the 2001 Agreement and are reported as compensation in the Summary Compensation Table.

(3) The aggregate amount reported was included in compensation to Mr. R. Jones in the Summary Compensation Table for previous years.

Outstanding Options under Equity Compensation Plans

The following table sets forth certain information at December 31, 2006 with respect to the Corporation's equity compensation plans that provide for the issuance of options, warrants or rights to purchase the Corporation's securities.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in the first column)
Equity Compensation Plans Approved by Security Holders	55,600	$14.27	170,400
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some Corporation and United Bank directors, officers, and principal stockholders, and their associates and immediate families were customers of, or had transactions with, subsidiaries of the Corporation in the ordinary course of business during 2006. In addition, some Corporation and United Bank directors are directors, officers, trustees, or principal security holders of corporations or other organizations that were customers of, or had transactions with, the Corporation or its subsidiaries in the ordinary course of business during 2006. All outstanding loans and other transactions with the Corporation's, and its subsidiary's, directors, officers, and principal stockholders, and their associates and immediate families, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and when made did not involve more than the normal risk of collectibility or present other unfavorable features. In addition to banking and financial transactions, the Corporation and its subsidiaries may have had additional transactions with, or may have used products or services of, various organizations of which directors of the Corporation or its subsidiaries are directors, officers, or principal stockholders. Such transactions were on terms comparable to those which would have been recorded with unaffiliated parties, and the amounts involved in such noncredit transactions have in no case been material in relation to the business of the Corporation and its subsidiaries or to such other organizations.

AUDIT COMMITTEE REPORT

In January 2003, the Corporation established an Audit Committee of the Board of Directors of the Corporation composed of six directors. The members of the Audit Committee are Michael R. Andreoli, Dale M. Ash, L. Walter Crim, J. Wayne Trawick, William J. Justice and David D. Swift. Although the Corporation is not subject to the listing standards of any stock exchange, including the National Association of Securities Dealers ("NASD"), SEC regulations require disclosure of whether Audit Committee members are "independent" as defined in the rules of some of those organizations. Mrs. Ash, Mr. Crim, Mr. Trawick and Mr. Andreoli are "independent directors" as defined in NASD Rule 4200(a)(15) adopted by the NASD in December 2003, and Messrs. Justice and Swift do not meet that definition solely by virtue of their serving as officers of the Corporation, notwithstanding that none is employed by the Corporation or its subsidiaries. Mrs. Ash and Mr. Andreoli are "audit committee financial experts" as defined in SEC regulations.

The Audit Committee is responsible for the appointment, compensation and oversight of the Corporation's independent auditors. The Audit Committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The Committee also assists the Board in providing oversight over the integrity of the Corporation's financial statements, the Corporation's compliance with applicable legal and regulatory requirements and the performance of the Corporation's internal audit function. The Committee also meets periodically with the Corporation's independent auditors and the Bank's internal auditors outside of the presence of the Corporation's management, and possesses the authority to retain professionals to assist it with meeting its responsibilities without consulting with management. The Committee is also responsible for receiving and retaining complaints and concerns relating to accounting and auditing matters. The Audit Committee met 4 times in 2006. The Audit Committee is governed by a written charter adopted by the Board of Directors in January 2003, a copy of which was attached to the Corporation's Proxy Statement dated April 4, 2006 with respect to the 2006 Annual Meeting of Stockholders.

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The primary responsibility of the Audit Committee is to oversee the Corporation's financial reporting process on behalf of the Board. In so doing the Audit Committee is entitled under its charter to rely on reports and other information from sources it in good faith believes to be reliable, including the Audit Committee of the Board of Directors of the Bank.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation with management; has discussed with the independent auditor of the Corporation, Mauldin and Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and has received the written disclosures and the letter from Mauldin & Jenkins required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Mauldin & Jenkins their independence. Based on the review and discussion described above, the Audit Committee recommended to the Board of Directors of the Corporation that the audited financial statements should be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the SEC.

Michael R. Andreoli	Dale M. Ash	L. Walter Crim
J. Wayne Trawick	William J. Justice	David D. Swift

PROPOSAL 2

PROPOSAL TO APPROVE THE UNITED BANCORPORATION OF ALABAMA, INC. 2007 EQUITY INCENTIVE PLAN

On March 20, 2007, the Board of Directors adopted, subject to stockholder approval, the United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan ("2007 Plan"). A copy of the 2007 Plan, as proposed for approval, is included as Exhibit A to this proxy statement. The Board of Directors has proposed reserving 308,000 shares of the Corporation's authorized but unissued common stock for issuance under the Plan. As of the date hereof, no award of stock options, stock appreciation rights, restricted stock or performance units have been granted under the Plan.

The purpose of the 2007 Plan is to further the growth in earnings and market appreciation of the Corporation by allowing the Corporation to provide a wide variety of long-term incentives to officers, directors and employees of the Corporation. The Corporation intends that the long-term incentives provided by the Plan will help the Corporation recruit, retain and motivate its executive officers, directors and employees. The Board of Directors believes that stock-based awards are very valuable in attracting and retaining highly qualified management personnel and in providing additional motivation to management to use their best efforts on behalf of the Corporation and its stockholders. The 2007 Plan provides for (i) the grant of future stock-based awards to officers, directors and key employees of the Corporation, and (ii) the payment of performance based compensation upon the attainment of certain performance goals to be established periodically by the Administration Committee, which consists of four or members of the Board of Directors. Unlike the Corporation's 1998 Stock Option Plan, which provides only for the grant of stock options, the 2007 Plan would authorize the Administration Committee to grant other forms of equity based incentive compensation, such as stock appreciation rights, restricted stock awards, performance units and supplemental cash payments.

The primary features of the 2007 Plan are summarized below. This summary is qualified in its entirety by reference to the specific provisions of the 2007 Plan, as proposed, which is attached to this Proxy Statement as Appendix A.

<u>**General Information**</u>

Eligibility. All employees, officers, and non-employee directors of the Corporation or its subsidiaries are eligible for the grant of restricted stock, stock appreciation rights, performance units, nonqualified stock options and other stock or cash awards under the 2007 Plan. The

Administration Committee, in its discretion, chooses participants from this group. Only employees may be granted incentive stock options.

Administration. The Administration Committee will administer the 2007 Plan. The Administration Committee consists of four or more members of the Board of Directors who qualify both as "outside directors" within the meaning of Section 162(m) of the Code and "disinterested persons" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

Types of awards. The 2007 Plan would authorize the Administration Committee to grant to eligible participants in the 2007 Plan (i) stock options (which may be non-qualified options or incentive stock options for tax purposes), (ii) stock appreciation rights ("SARs") (which may be issued in tandem with stock options), (iii) restricted stock awards, (iv) performance units (which may be denominated in shares of the Corporation's common stock (the "Common Stock"), cash or a combination thereof), and (v) supplemental cash payments (collectively, "Awards"). Any of the Awards may be conditioned upon the achievement of stated performance objectives, as selected by the Administration Committee, vesting after the completion of a stated period of service with the Corporation, or both. Subject to approval of the Administration Committee, receipt of performance units or other Awards may be deferred even after vesting or satisfaction of performance objectives if an election is made by the recipient for such deferral.

Shares reserved for issuance. The aggregate number of shares of Common Stock issued under the 2007 Plan may not exceed 308,000. Shares subject to options granted under the 2007 Plan that expire or are unexercised, or shares subject to Awards which are otherwise forfeited or canceled, will not count against this aggregate limit. For purposes of calculating the maximum number of shares that have been issued under the 2007 Plan, the exercise of SARs will be treated as the issuance of the shares of common stock to which the SARs relate. The maximum number of shares with respect to which Awards may be granted in any one year under the 2007 Plan is 47,000. The maximum amount payable to any single participant in any given year with respect to any performance units awarded shall be $1,000,000 notwithstanding the terms of such performance unit(s), irrespective of whether the performance unit is denominated or payable in Common Stock.

Term of the plan. The effective date of the 2007 Plan, if it is approved by stockholders, will be March 20, 2007, the date it was adopted by the Board of Directors. The 2007 Plan has a ten (10) year term, but it shall continue in effect until all Awards under the plan have expired or have been satisfied by the issuance of shares of common stock or the payment of cash. No Award may be granted, however, after the expiration of the ten (10) year term of the 2007 Plan.

Amendment and Termination of the 2007 Plan. Either the Board of Directors or the Administration Committee may amend, modify, suspend or terminate the 2007 Plan at any time; provided, however, that stockholder approval is required for any proposed amendment that would increase the maximum number of shares which may be issued under the 2007 Plan, change the class of persons eligible to receive awards; extend the period during which any award may be exercised; extend the term of the 2007 Plan; or change the minimum option price.

Stockholder approval may also be required for other amendments if required by law, including the Internal Revenue Code, state and federal securities laws, or rules promulgated thereunder. The termination or any modification, suspension or amendment of the 2007 Plan shall not adversely affect a participant's rights under an award previously granted without the consent of such participant. The Administration Committee may amend the terms of any award previously granted, prospectively or retroactively, but no such amendment shall impair the rights of any participant or permitted transferee without his or her consent. Similarly, no amendment, suspension or termination of the 2007 Plan may reduce or impair any of the rights or obligations under any then outstanding Award without the participant's consent.

Awards

Stock options. The Administration Committee will be authorized to grant options to purchase Common Stock, which options may be incentive stock options within the meaning of Section 422 of the Code (except for options granted to non-employees), or non-qualified stock options. The Administration Committee will determine the terms and conditions of all option grants, subject to the specific limitations set forth in the 2007 Plan. In general, no option may be granted with an exercise price of less than the fair market value of a share of Common Stock on the date of grant (for incentive stock options, 110% of that value if the grantee beneficially owns more than 10% of such stock), the term of an option may not be longer than ten (10) years, and any option shall be subject to certain restrictions on transferability. Payment of the option price may be in cash, check or other instrument acceptable to the Administration Committee, or, in the discretion of the Administration Committee, in the form of unrestricted shares of Common Stock.

Stock appreciation rights. The Administration Committee will be authorized to grant stock appreciation rights ("SARs") either separately or in tandem with the grant of stock options under the 2007 Plan. The exercise of SARs will entitle the holder thereof to an amount (the "appreciation") equal to the difference between (i) the fair market value of a share of Common Stock on the date the SAR is granted and (ii) the fair market value of a share of Common Stock on the date the SAR is exercised. The appreciation will be payable in cash or Common Stock, in the discretion of the Administration Committee. The exercise of SARs granted in tandem with options will terminate those options.

Restricted stock. The Administration Committee will be authorized to award shares of restricted stock under the 2007 Plan, subject to such terms and conditions as the Administration Committee may determine. "Restricted stock" refers to shares of Common Stock that are awarded to the participant, but that are subject to a risk of forfeiture if the participant does not meet the performance or service requirements that restrict the participant's permanent ownership of the Common Stock. The Administration Committee will have authority to determine the number of shares of restricted stock to be awarded, the price, if any, to be paid by the recipient of the restricted stock, the date or dates on which the restricted stock will vest and the additional performance criteria, if any, that the recipient, the business unit or the Corporation must meet for the stock to become unrestricted. The vesting of restricted stock may be conditioned upon both the completion of a specified period of service with the Corporation and the attainment of specified performance goals, if the Administration Committee so determines. The 2007 Plan will also give the Administration Committee discretion to accelerate the vesting of restricted stock on a case-by-case basis at any time, or to waive any performance-based restrictions.

Stock certificates representing the restricted stock granted to participants will be registered in the participants' name. Shares of restricted stock may not be sold, transferred, assigned, or pledged by the employee until such share has vested in accordance with the terms of the restricted stock award. If a participant terminates employment or rendering services prior to the vesting of restricted stock, or if the performance criteria have not been satisfied in accordance with the Award, the restricted stock will be forfeited. At the time restricted stock vests, a certificate for such vested shares will be delivered to the employee (or the beneficiary designated by the employee, in the event of death).

Performance units. The Administration Committee may award performance units (which may be denominated in either shares of stock or cash) under which payment may be made to the participant upon the attainment of specific performance goals. If the performance unit is denominated in shares of stock ("performance stock"), such shares may be either (i) transferred to the participant on the date of the award, subject to forfeiture if the goal is not attained or (ii) transferable to the participant only upon attainment of the relevant performance goal. If the performance unit is denominated in cash, it may be paid upon attainment of the relevant performance goal either in cash or in shares of Common Stock (based on the then-current fair market value of such stock), in the Administration Committee's discretion.

Performance goals will be established by the Administration Committee and will relate to a specified performance period. The performance goals may be based on any business criteria deemed appropriate by the Administration Committee. Such criteria may include, but are not limited to, those listed in Section 9(c) of the 2007 Plan. These performance goals may be designed to measure corporate performance under any standards as may be determined by the Administration Committee, including the overall performance of the Corporation, any department, branch or the individual participant. Performance may be measured against the performance of the Corporation or the business unit relative to other companies or other business units within or outside the Corporation.

Performance goals may be graduated or absolute, in the Administration Committee's discretion. The Administration Committee may establish a performance target or use a formula to determine the level of vesting. Targets or formulae may be adjusted at any time prior to payment of the performance unit to reflect changed circumstances, changes in laws, regulations or accounting procedures, mergers, acquisitions or divestitures or extraordinary, unusual or nonrecurring items or events, subject to the limitations of Section 162(m) of the Code discussed below. The Administration Committee shall determine, in its sole discretion, the extent to which the performance targets have been attained or the effect of performance formulae, and what, if any, payment is due the participant on the performance unit.

Within the first quarter of any performance period (or such earlier or later date as may be required or permitted by Section 162(m) of the Internal Revenue Code (the "Code")), the Administration Committee will determine whether to award any performance units for that performance period in a manner intended to result in "qualified performance-based compensation" within the meaning of Section 162(m) (a "Qualifying Performance Unit"). If the Administration Committee intends to award any Qualifying Performance Units, the relevant performance goal will be "pre-established" and "objective" within the meaning of Section 162(m), and the Administration Committee shall have no discretion to waive or alter the goal after the expiration of the earlier of: (i) the expiration of twenty-five percent of the performance period; or (ii) the date on which the outcome under the goal is substantially certain. The maximum amount payable under a performance unit will depend on the value of that performance unit (which, for cash denominated performance units, is typically a percentage of the recipient's base salary). However, Qualifying Performance Units awarded to any single participant in any given year are subject to a maximum cash denomination of $1,000,000.

Supplemental Cash Payments. In any Award, the Administration Committee may provide for supplemental cash payments that would be payable upon the exercise of a stock option or SAR, upon payment of a performance unit or vesting of restricted stock. Supplemental cash payments may not, however, exceed the value of the Award at the time of such exercise, payment or vesting.

Deferred Compensation. A participant's receipt of performance units or other Awards may be deferred even after vesting or satisfaction of performance objectives if permitted by the Administration Committee and an election is made by the recipient for such deferral.

<u>**Non-Employee Director Participation**</u>

Under the 2007 Plan, non-employee Directors of the Corporation and its subsidiaries are eligible to receive Awards under the Plan.

<u>**Discussion of Federal Income Tax Consequences**</u>

The following statements are based on current interpretations of existing federal income tax laws. The law is technical and complex and the statements represent only a general summary of some of the applicable provisions.

Stock options. Generally, there are no federal income tax consequences to the optionee or the Corporation upon the grant of a stock option. Upon exercise of an incentive stock option, the optionee will not recognize any income and the Corporation will not be entitled to a deduction for tax purposes, although such exercise may give rise to liability for the optionee under the alternative minimum tax provisions of the Code. Generally, if the optionee disposes of shares acquired upon exercise of an incentive stock option within two years of the date of grant or one year of the date of exercise, the optionee will recognize compensation income and the Corporation will be entitled to a deduction for tax purposes in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price (or the gain on sale, if less). Otherwise, the Corporation will not be entitled to any deduction for tax purposes upon disposition of such shares, and the entire gain for the optionee will be treated as a capital gain. On exercise of a non-qualified stock option, the amount by which the fair market value of the shares on the date of exercise exceeds the option exercise price will generally be taxable to the optionee as compensation income and will generally be deductible for tax purposes by the Corporation, subject to the limitations of Section 162(m) of the Code. The disposition of shares acquired upon exercise of a non-qualified stock option will generally result in a capital gain or loss for the optionee, but will have no tax consequences for the Corporation.

Stock appreciation rights. The grant of a SAR generally does not result in income to the grantee or in a deduction for the Corporation. Upon the exercise of a SAR, the grantee will recognize compensation income and the Corporation will be entitled to a deduction measured by the fair market value of the shares plus any cash received, subject to the limitations of Section 162(m) of the Code.

Restricted stock. The grant of restricted stock generally does not result in income to the grantee or in a deduction for the Corporation, assuming the shares transferred are subject to restrictions which constitute a "substantial risk of forfeiture." If there are no such restrictions, the grantee would recognize compensation income upon receipt of the shares unless receipt of the Common Stock is deferred. Dividends paid to the grantee while the stock is subject to such restrictions would be treated as compensation income to the grantee and the Corporation would be entitled to a deduction, subject to the limitations of Section 162(m) of the Code. At the time the restrictions lapse, the grantee would recognize compensation income, and the Corporation would be entitled to a deduction measured by the fair market value of the shares at the time of lapse, subject to the limitations of Section 162(m) of the Code.

Performance units. The grant of a performance unit generally does not result in income to the grantee or in a deduction for the Corporation. Unless deferred, upon the receipt of cash or shares of common stock under a performance unit, the grantee will recognize compensation income and the Corporation will be entitled to a deduction measured by the fair market value of the shares plus any cash received, subject to the limitations of Section 162(m) of the Code.

Supplemental Cash Payments. The receipt of such payments generally would be recognized as compensation income to the grantee and the Corporation would be entitled to a corresponding deduction for such amount.

Limitations on Deductibility under Section 162(m). As indicated above, the Corporation will usually be entitled to a deduction at the time and in the amount a recipient of an award recognizes ordinary compensation income in connection therewith. However, Section 162(m) of the Code imposes a $1,000,000 limitation on the amount of annual compensation deduction allowable to a publicly held company in respect of its chief executive officer and its other four most highly paid executive officers. An exception to this limitation is provided if certain stockholder approval, non-employee director administration and other requirements are satisfied. Assuming that the Corporation's stockholders approve the 2007 Plan, Awards may be, but are not required to be, structured in a way that is not subject to this deduction limitation.

Section 409A of the Code. It is intended that the 2007 Plan will be administered, operated and interpreted such that all Awards granted under the 2007 Plan will not be considered deferred compensation subject to Section 409A of the Code and the Administration Committee will have the discretion to modify or amend any Award if such modification or amendment is necessary to cause the Award to be exempt from Section 409A and is not materially prejudicial to the affected participant.

Change of Control

In the case of a merger or consolidation in which the Corporation is not the surviving corporation, or a sale of all or substantially all of the business or property of the Corporation, or liquidation or dissolution of the Corporation, or in the event of a tender offer or any other change involving a threatened change in control of the Corporation which, in the opinion of the Administration Committee, could deprive the holders of the benefits intended to be conferred by awards hereunder, the Committee may, in anticipation of any such transaction or event, make such adjustments in the terms and conditions of outstanding awards, as the Administration Committee in its sole discretion determines are equitably warranted under the circumstances including, without limitation, (i) acceleration of exercise terms or (ii) acceleration of the lapse of restrictions, performance objectives and other terms.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE 2007 PLAN.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER INFORMATION

The SEC requires certain information to be provided under the foregoing caption. As reported above, the Board of Directors has no compensation committee. Each member of the Board of Directors is a member of the board of directors of the Bank, and three directors of the Corporation during fiscal year 2006, Mr. Justice, Mr. Swift and Mr. Trawick are members of the Compensation Committee of the board of directors of the Bank. The Board of Directors of the Corporation includes Messrs. Jones, Justice and Swift, each of whom may be deemed to be an executive officer of the Corporation. Neither of Mr. Justice or Mr. Swift receives compensation from the Corporation for services as an officer of the Corporation, and Mr. R. Jones does not participate in the Board's deliberations with respect to his compensation.

REPORTS UNDER SECTION 16 OF THE SECURITIES AND EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Corporation's executive officers and directors, and any persons who own more than 10% of the Class A Stock, to file reports of ownership and changes in ownership with the Security and Exchange Commission ("SEC"). The Corporation believes that all requirements under Section 16(a) of the Exchange Act applicable to directors and executive officers of the Corporation were complied with by such persons during the last fiscal year. In making this disclosure, the Corporation has relied on written representations by or on behalf of its directors and executive officers and copies of reports filed.

EXPENSES OF SOLICITATION

The cost of soliciting proxies in the accompanying form will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited by directors, officers, or other employees of the Corporation or its subsidiaries personally, by telephone, or by telefacsimile. The Corporation does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers, custodians, or other persons holding stock in their names or in the names of nominees, for their reasonable expenses in sending proxy materials to principals and obtaining their instructions.

STOCKHOLDER PROPOSALS

Stockholders are entitled to submit proposals on matters appropriate for stockholder action consistent with regulations of the SEC. In order to be included in the Corporation's proxy statement and form of proxy relating to its 2008 Annual Meeting pursuant to Rule 14a-8 promulgated by the SEC ("Rule 14a-8"), proposals from stockholders to be presented at the 2008 Annual Meeting must be received by the Secretary of the Corporation no later than December 10, 2007. The date after which notice of a stockholder proposal submitted outside of the processes of Rule 14a-8 will be considered untimely is February 21, 2008. If notice of such a stockholder proposal is received by the Corporation after February 21, 2008, then the Corporation's proxy for the 2008 Annual Meeting may confer discretionary authority to vote on such matter without discussion of such matter in the proxy statement for the 2008 Annual Meeting.

AUDITORS

Mauldin & Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), was selected as the Corporation's auditor on July 2, 2004 and has served as such through the fiscal years ended December 31, 2006. Mauldin & Jenkins has been selected by the Audit Committee to continue to serve in such capacity for the current fiscal year. A representative of Mauldin & Jenkins is expected to be present at the Meeting and will have the opportunity to make a statement if he so desires. The Mauldin & Jenkins representative also is expected to be available to respond to appropriate questions.

Audit Fees. Mauldin & Jenkins has billed the Corporation aggregate fees totaling $72,643 for fiscal year 2006, and $65,500 for fiscal year 2005, for professional services rendered for the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Forms 10-Q and 10-K for 2006 and for services that are normally provided by Mauldin & Jenkins in connection with statutory and regulatory filings.

Audit-Related Fees. Mauldin & Jenkins billed the Corporation aggregate fees totaling $9,151 for fiscal year 2006, and aggregate fees totaling $7,000 for fiscal year 2005, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements, including audit of employee benefit plan financial statements.

Tax Fees. Crowe Chizek & Company, LLC ("Crowe Chizek") billed the Company aggregate fees totaling $30,180 for fiscal year 2006, and aggregate fees totaling $25,600 for fiscal year 2005, for professional services rendered for tax compliance, tax advice and tax planning, including preparation of federal and state income tax returns and quarterly estimates.

All Other Fees. Crowe Chizek billed the Company aggregate fees totaling $21,329 for fiscal year 2005 for services other than those described in the three immediately preceding paragraphs. These fees were in association with Sarbanes-Oxley Act compliance and consulting for the June 30, 2005 Report of Condition (Call Report).

Audit Committee Preapproval Policies. The Audit Committee of the Board of Directors has adopted preapproval policies and procedures with respect to engagements of Mauldin & Jenkins in accordance with the Audit Committee charter.

Independence. The Audit Committee of the Board of Directors has considered whether the provision by Mauldin & Jenkins of the services covered by the fees other than the audit fees is compatible with maintaining Mauldin & Jenkins' independence and believes that it is compatible.

OTHER BUSINESS

Management currently knows of no other business to be brought before the Meeting. If other business is brought properly before the Meeting, the accompanying Proxy will be voted in the discretion of the persons designated in such Proxy, unless the "Authority Withheld" box has been checked.

ANNUAL REPORT ON FORM 10-K

The Corporation will furnish to any stockholder upon written request, without charge, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC. Requests for the above information should be directed to: Stockholder Relations Department, United Bancorporation of Alabama, Inc., P. O. Box 8, Atmore, Alabama 36504.

X PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
UNITED BANCORPORATION OF ALABAMA, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

The undersigned stockholder of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, hereby constitutes and appoints Michael R. Andreoli, Dale M. Ash, L. Walter Crim, Robert R. Jones, III, William J. Justice, David D. Swift and J. Wayne Trawick and any of them, with full power of substitution, proxies to vote the number of shares of Corporation common stock that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the corporate offices of United Bank, 200 East Nashville Avenue, Atmore, Alabama, on May 2, 2007, at 3:00 p.m., local time, or at any adjournments thereof (the "Meeting"), upon the proposals described in the Proxy Statement and Notice of Annual Meeting of Stockholders, both dated April 6, 2007, receipt of which is hereby acknowledged, in the manner specified below.

Please be sure to sign and date this Proxy in the box below.

Date

Stockholder sign above —— Co-holder (if any) sign above

	For All	With-hold	For All Except
Proposal 1. Election as director to serve until the 2010 Annual Meeting of Stockholders and until his successor is elected and qualified:	☐	☐	☐

Michael R. Andreoli and David D. Swift

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

	For	Against	Abstain
Proposal 2. Approval of the United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan	☐	☐	☐

In their sole discretion, the proxies are authorized to vote upon such other business as may come properly before the Meeting or any adjournment thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR election of the above-named nominees as directors, FOR Proposal 2, and with discretionary authority on all other matters that may come properly before the Meeting.

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each stockholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE CORPORATION'S BOARD OF DIRECTORS AND MAY BE REVOKED BY THE STOCKHOLDER(S) PRIOR TO ITS EXERCISE.

Detach above card, sign, date and mail in postage paid envelope provided.

UNITED BANCORPORATION OF ALABAMA, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

Life is beautiful. Our mission is to provide all the banking products and helpful service, so you get the most out of it.

United Bank
Your Hometown Advantage.®




END


United Bank
Your Hometown Advantage.®

200 East Nashville Avenue • Post Office Box 8 • Atmore, Alabama 36504
251.446.6000 • 800.423.7026 • FAX 251.446.6007
www.unitedbank.com